

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 17, 2017

<u>Via E-mail</u>
Robert W. Ferguson
Chief Executive Officer
Golden Eagle International, Inc.
1 Park Plaza, Suite 600
Irvine, CA 92614

      Re: Golden Eagle International, Inc.
           Amended Preliminary Proxy Statement on Schedule 14A
           Filed February 16, 2017
           File No. 000-23726

Dear Mr. Ferguson:

      We have reviewed your February 16, 2017 filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

1. Please advise us when you intend to file your missing Exchange Act reports.

      Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

                  Sincerely,

                  /s/ James Lopez (for)

                  John Reynolds
                  Assistant Director
                  Office of Beverages, Apparel, and Mining

cc: William T. Hart, Esq.